SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: September 4, 2003

                             Koninklijke Ahold N.V.
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               (Exact name of registrant as specified in charter)

                                   Royal Ahold
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                 (Translation of registrant's name into English)

                                 The Netherlands
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                         (Jurisdiction of organization)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                    (Address of principal executive offices)

          Registrant's telephone number, international: +31-75-659-9111
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                                     0-18898
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                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On September 4, 2003, Anders Moberg, President and Chief Executive Officer of Koninklijke Ahold N.V. (the "Company"), and Henny de Ruiter, Chairman of the Supervisory Board of the Company, both gave speeches at a General Meeting of Shareholders of the Company held at the Fortis Circustheater in The Hauge, copies of which are attached hereto as Exhibit 1 and Exhibit 2, respectively.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      KONINKLIJKE AHOLD N.V.

Date:    September 4, 2003            By: /s/ D.G. Eustace
                                         ---------------------------------------
                                      Name:   D.G. Eustace
                                      Title:  Executive Vice President and CFO

                                LIST OF EXHIBITS

The following exhibits have been filed as part of this Form 6-K:

Exhibit   Description
-------   -----------

1. Ahold press release, dated September 4, 2003, of the speech of Anders Moberg, President and Chief Executive Officer of the Company, at a General Meeting of Shareholders of the Company held at the Fortis Circustheater in The Hague

2. Ahold press release, dated September 4, 2003, of the speech of Henny de Ruiter, Chairman of the Supervisory Board of the Company, at a General Meeting of Shareholders of the Company held at the Fortis Circustheater in The Hague